Exhibit(b)(6)

Notice Regarding the Results of the Special Offer to Purchase the Shares of Koor
Industries Ltd. (“Koor”)

In connection with the Schedule (‘Mifrat’) of the special offer to purchase dated August 30, 2006, as amended on September 18, 2006 (the “Schedule” and accordingly, the “Offer to Purchase”) to purchase up to 890,000 ordinary shares of NIS 0.001 par value each of Koor (the “Shares”), which was published by Discount Investments Company Ltd. (the “Offeror”), notice is hereby given by the Offeror, in accordance with the Securities Regulations (Purchase Offer) 5760-2000, that by the end of the Additional Offer Period (meaning by October 3, 2006, 5:00 p.m., Israel time), notices of acceptance have been received in respect of 6,782,999 Shares. In light of the aforementioned and pursuant to the Schedule, the Offeror shall purchase from each shareholder who accepted the Offer to Purchase, approximately 13.121% of the amount of shares in respect of which such shareholder has submitted a notice of acceptance. In the Offer to Purchase the Offeror shall purchase the aggregate amount of 890,000 Shares, which constitute approximately 5.4% of the issued share capital of and the voting rights in Koor.

Discount Investment Company Ltd.